Filed by Oasis Petroleum Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Whiting Petroleum Corporation

Commission File No.: 001-31899

The following is the transcript of a conference call conducted by Oasis Petroleum Inc. (“Oasis”) and Whiting Petroleum Corporation (“Whiting”) at 8:30 a.m. ET on March 7, 2022, regarding the proposed merger of equals between Oasis and Whiting:

CORPORATE PARTICIPANTS

Michael Lou - Chief Financial Officer, Oasis Petroleum

Lynn Peterson—Chief Executive Officer, Whiting Petroleum

Danny Brown—Chief Executive Officer, Oasis Petroleum

PRESENTATION

Operator

Good morning and welcome to the Whiting and Oasis Merger Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. Please note this event is being recorded.

I’d now like to turn the conference call over to Michael Lou. Please go ahead.

Michael Lou

Thank you, Jason. And good morning. Today we will be discussing the merger between Whiting and Oasis. With me on this call this morning is Lynn Peterson, President and Chief Executive Officer of Whiting, as well as Danny Brown, Chief Executive Officer of Oasis, as well as other members of both teams.

We’ll be referencing our investor presentation that you can find on each of our websites. And as a reminder, any forward-looking statements we make during today’s conference call are given in the context of today only. Actual results and events could differ materially from those discussed here. Please refer to the information on the disclaimer slides in the presentation, as well as the additional information contained in the regulatory filings for both companies.

With that, I’ll turn the call over to Lynn Peterson, President and Chief Executive Officer of Whiting.

Lynn Peterson

Thank you, Michael. Good morning, everyone, and thanks for joining us to discuss the merger of Whiting and Oasis. I will trust that you have read the forward-looking statements on slide three, so we’ll begin on slide four.

From the outset of our discussions with Oasis, it has been clear what a strong strategic financial and cultural fit this transaction is. Whiting and Oasis have both made tremendous strides over the last year to advance our businesses and set the foundation for this exciting next step.

Combining Whiting and Oasis will create a leading unconventional U.S. oil producer with a premier Williston Basin acreage position totaling approximately 972,000 net acres and volumes of nearly 170,000 barrels of oil equivalent per day. Together, we expect to generate significant and sustainable free cash flow from our high quality assets. In 2022 alone, we expect approximately $1.2 billion of free cash flow at $85.00 WTI pricing and $3.50 MMBtu Nymex gas. The combined company also expects to have a reinvestment rate below 40%.

As you can see, the map to the right also shows the complementary nature of our combined assets. With top tier assets, significant scale, and enhanced financial strength, the combined company will be poised to drive significant value creation for our shareholders. The transaction will position our combined company to execute on a focused plan, generate strong free cash flow, and accelerate the return of capital.

We are excited to move forward together as a much stronger combined company with a debt-free balance sheet, and we are confident that our combined company will continue to be an industry leader from an ESG perspective.

Moving to slide five, you will see details on the terms of the transaction, which is a true merger of equals. The combined company will have an enterprise value of approximately $6 billion based on the exchange ratio and the closing share prices for Whiting and Oasis as of March 4th, 2022. Whiting’s shareholders are expected to own approximately 53% of the combined company and Oasis’ shareholders approximately 47% of the fully diluted basis.

Additionally, Whiting shareholders will receive $6.25 per share in the form of merger consideration, and the Oasis shareholders will receive a special dividend of $15.00 per share. On close, the combined company plans to operate under a new name to be announced at a later date and will be headquartered in Houston, while maintaining Whiting’s Denver office for the foreseeable future.

We also expect both companies’ shareholders will each benefit from the significant upside potential created from identified administrative and operational cost synergies of approximately $65 million on an annual basis by the second half of 2023.

We will have a peer leading balance sheet, with leverage of approximately 0.2 times at close, including the impact of the merger consideration and special dividend. With minimal borrowings expected at close, we will have a strong liquidity position. We also have no near-term maturities. The transaction is expected to close in the second half of 2022 subject to shareholder approvals and customary closing conditions.

We are excited to be bringing together two like-minded companies and cultures to generate significant value for both companies’ shareholders. On a personal note, I look forward to serve as executive chair of the combined company and working with Danny Brown, who will serve as chief executive officer. From a governance and an oversight perspective, Danny and I will serve on the board with four additional independent directors from each of the companies. Together, we will leverage best practices of both companies to unlock the enormous combined potential for our assets and organizations.

With that, I’d like to turn it over to Danny.

Danny Brown

Thanks, Lynn. And let me say first that I also look forward to working together and am very excited to be having this call this morning to announce the combination of our two excellent companies. Lynn mentioned a lot of the rationale behind this transaction, but let me drill down on a few of the key points he raised a little further over the next few slides.

So, first, let’s turn to slide six. Importantly, the transaction is accretive to a host of key metrics, including E&P cash flow, E&P free cash flow, return of capital, and net asset value. The other important thing here is that the combination is expected to enhance the company’s credit profile, as it will have enhanced scale and stronger cash flow while maintaining a balance sheet with low leverage.

Moving slide seven, I’d like to spend a moment on the pro forma management team. We have outstanding talent and executives across both organizations and plan to reflect that across the combined company, including in the senior leadership team. I also want to take a moment to thank the executives, management, and employees of both organizations, whose hard work has positioned us to announce this combination today.

The company will be overseen by proven leaders from both Whiting and Oasis, all with deep energy industry experience, including M&A and operations, and importantly, significant expertise in the Williston Basin. Our leadership team will be comprised of Michael Lou, Chip Rimer, Scott Regan, with Lynn serving as executive chair, and myself, bringing together an extremely talented group of individuals who are all very excited about delivering value for our combined shareholders.

Consistent with our focus on good governance and accelerating shareholder returns, the combined company’s management equity compensation program is expected to be performance-based to incentivize shareholder value creation.

Moving to slide eight, the map underscores that the company will be a premier operator in the Williston Basin with top-tier assets. Together, we will have the largest net acreage position among peers in the basin, and we will have the second-highest production level, with the anticipated production of approximately 168,000 barrels of oil equivalent per day in 2022 based on current volumes.

So, with the transaction, we’ll be combining high quality assets with significant inventory positions that will be developed and operated by experienced teams. That’s a great scenario. And I’ll note on the bottom of the slide that, on a combined basis, we expect to have improved E&P cash margins and a shallower base decline profile, which is obviously also beneficial.

Moving to slide nine, I think this slide is extremely important for our combined organization, as it addresses our commitment to return of capital as a combined organization. Shareholder returns are going to be important to the strategy of the combined company, building on what each company has been able to return on their own, and it’s fair to say that the asset base of the newly formed company will generate significant and very resilient free cash flow across a broad price range.

So, post close, the combined company will target a return of capital program representing 60% of free cash flow. We expect the aggregate base dividend of the combined company to be $25 million per quarter, or $0.585 per share using variable dividends and share repurchases to return the full targeted amount. After close, we expect the combined company—the combined board to establish a formal long-term return of capital program which will start in 2023.

In summary, the program is expected to provide meaningful return of capital to shareholders given the significant free cash flow generation, capital discipline, and excellent financial position of the organization.

So, I’d like to turn now to our ESG philosophy, shown on slide 10, which will really be a continuation of the efforts to date across both companies. And first, I want to mention safety always, which will be absolutely fundamental to our business. The safety of our employees, contractors, and communities will be paramount to the combined company.

We plan to build on and apply best practices from both companies to improve our combined safety performance, as well as our performance related to many of the other items on this slide, including gas capture and emissions reductions, promoting diversity and inclusion, and minimizing our impact. And we believe the transaction is a positive development for our communities as well, including the great states of North Dakota and Montana.

On the next slide, you’ll see our commitment to ESG in practice. When you look at what both companies have accomplished on the emissions reduction front, it’s very impressive. And on a pro forma basis, our combined company will be the second lowest in terms of GHG emissions intensity among the top operators in the Williston Basin based on gross operated production. And while we’re pleased with the performance, I think it’s fair to say we’re excited to work together to build on these best practices and reduce our emission intensity further.

The chart on slide 12 shows how significant this transaction is in terms of enhancing our size and scale, which has been an important strategic goal for both companies. Our combined company will be well-positioned in terms of both net production and EBITDA, which should strengthen our resilience through industry cycles.

And building on that with slide 13, we believe the combined company will be an even more attractive investment opportunity, with compelling scale, strong free cash flow, and significant upside potential. On the bottom of the slide, you can see where the combined company sits from a free cash flow yield standpoint. And at the top of the page, underscoring this potential for significant upside, you can see that if we were able to re-rate closer in line to our peers, there is significant expansion in enterprise value possible.

And with that, I’ll turn it back over to Lynn to finish up the prepared remarks.

Lynn Peterson

Thank you, Danny. I think, to move to slide 14, which really summarizes the incredible value we are creating through this transaction, we’re excited about the opportunities that our combination creates for both our shareholders, our people, our communities, and all of our stakeholders.

With that, I think we’ll open this up to Q&A and try to answer questions. Thank you.

QUESTION AND ANSWER

Operator

We will now begin the question and answer session. To ask a question, you may press star then one on your touchtone phone. If you’re using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star then two. At this time, we’ll pause momentarily to assemble our roster.

Our first question comes from Neal Dingmann from Truist Securities. Please go ahead.

Neal Dingmann

Good morning, guys. Congrats. And Lynn and Danny, great job, what you’ve done with the companies. Lynn, when you’ve come back, you’ve done a lot for shareholders, just wanted to say appreciate that.

First question really is just on activity. You guys talk about, which I think investors would like to see, the dividend going up about $0.58, $0.60 here and the 60% return of capital. With that, maybe Danny, can you talk about—I think right now, what is it, each running a couple rigs. Would the plan be to run probably about the same combined and keep production flattish as both companies were saying, or what could you tell me about operations as part of this free cash flow plan?

Danny Brown

Yes, Neal, thanks for the question. I think the thought for the time being and until we close, obviously we’ll continue to run our existing programs as our independent organizations. And then post close, the practical reality is I think we’ll continue those programs for some period of time, and then get together as a new management team and organization and put together an integrated and optimized development plan based on the environment at the time.

So, I’d say run rate operations right now are what should be expected. And as we get this transaction closed and come together, we’ll look at our development plans and we’ll create a new development plan for the combined company.

Neal Dingmann

Great. And then just to follow up just on that optimized, either for you or Lynn, you both have done this now a long time, Lynn especially, are there opportunities now as the company and the larger size for—you talk about an optimized plan, plans with would it be bigger pads? The acreage looks obviously quite contiguous, which obviously gives a lot of the benefits. So, I’m just wondering, obviously you haven’t combined yet, still a lot of time until this combination happens, but just from a 10,000 foot view, are there opportunities where you’d say you’d scale and have larger pads, or there’d be different things on that where you can really start getting some value out of the operational side?

Lynn Peterson

Thanks, Neal. I’ll take the first shot at that and then Danny can add if he’d like. I think what we see in some areas, we may be able to do a little longer laterals on a combined acreage position, which I think will be beneficial to us as we move around. I think there’s going to be a lot of synergies as we work through this together. From an operational standpoint, certainly having a little more ability to move rigs around to different areas will allow us to kind of ease some of the midstream constraints that we see from time to time.

So, I’m excited about it. I think it’s something that will really play out well for our teams and for our shareholders going forward. Danny, I don’t know if you want to add anything to that.

Danny Brown

Not really. I think the point that Lynn made about having operational flexibility to move rigs and completion crews around is a big one, and we should see big benefit from that.

Neal Dingmann

Awesome. Thanks, guys.

Lynn Peterson

Thanks, Neal.

Operator

Our next question comes from Leo Mariani from KeyBanc. Please go ahead.

Leo Mariani

Hey, guys, wanted just to quickly kind of dive into the structure of the deal a little bit here. So, if I’m reading this right, I guess Oasis is the surviving equity technically here, even though Whiting’s getting the majority of the stock. And I guess additionally, maybe just talk about the point of the $15.00 per share special dividend to Oasis shareholders post the close. Just trying to get a sense of why we want to take cash out of the company as opposed to kind of maybe leaving it in there for growth or M&A or something like that.

Lynn Peterson

Well, again, I’ll take the first crack at this. But I think as we look to the free cash flow that’s going to be generated by the combined entity, it’s a pretty sizable number. So, I think returning some to our shareholders up front makes a lot of sense. Yes, Oasis is the surviving entity from that standpoint. And again, that was done just from a logistics standpoint through the accounting process and everything.

But I think when we tried to look at valuations and get to a number that was good for both of us, clearly the two public companies’ stocks have been moving around over the last several weeks, and we tried to just hit something down the fairway here that both of our shareholders benefit from. So, I think we landed in a pretty optimum spot. And returning cash to our shareholders clearly is paramount, and we just wanted to demonstrate once again that we’re trying to do the right thing.

So, again, Danny, please feel free to pile on that.

Danny Brown

I think well said, Lynn.

Leo Mariani

Okay. And then just can you maybe talk a little bit about the strategy going forward of the combined companies here? So, obviously both Whiting and Oasis I guess had done some kind of small bolt-on M&A deals. Do you guys see the combined company as maybe a more effective consolidator at this point? Is there a thought that you can continue to kind of look for these bolt-on deals to continue to kind of roll up the basin a little bit? And then I guess just additionally, was one of the key motivators for this deal just really about getting a lot bigger given the companies are roughly doubling on this deal?

Lynn Peterson

Yes. I think our visions really aligned, how we’ve gone the last year trying to grow our positions in the basin. I think putting the two companies together obviously gives us much, much more financial strength to pursue or chase other situations that might arise. So, again, I think we’re just a bigger entity of what we both were individually, and we’re stronger together than we are a standalone. I think it’s pretty straightforward and simple, Leo.

Leo Mariani

Okay. Thanks, guys.

Operator

The next question comes from Derrick Whitfield from Stifel. Please go ahead.

Derrick Whitfield

Good morning, all, and congrats on your announcement.

Danny Brown

Thanks, Derrick.

Lynn Peterson

Thanks.

Derrick Whitfield

With my first question, I wanted to follow up on Neal’s synergy question. More specifically, how much of the $65 million are you attributing to operational versus administrative? And regarding operational, is that more operating or capital expense?

Lynn Peterson

Go ahead, Danny, if you want to run on that one.

Danny Brown

Yes. So, we’ve got about—of the $65 million, about $35 million is associated with administrative items, and about $30 million would be sort of run rate operational type synergies.

And I’m sorry, Derrick, can you repeat the rest of that question?

Derrick Whitfield

Sure. The last part, Danny, was simply, of the $30 million, how much of that is operating versus capital?

Danny Brown

Yes. I think as we’ve looked at this, there is—clearly, we’re going to get some benefits on both sides. And so, maybe think of it sort of 50/50. We’ll be able to—we’re going to have a lot more rig efficiency in our D&C program, but then we ought to be able to look at how we’re running our routes and things like that too. So, roughly 50/50.

Lynn Peterson

Yes, Derrick, I might just add a little bit there. I think both of us looked at this and we did not try to be aggressive on these cost synergies. We tried to be pretty careful what we’re doing here. And again, you saw that we kind of said second half of 2023 when you’ll start to see these roll through. So, we’ve got a lot of work ahead of us, but I think it’s really exciting to think what we can bring together down the road.

Derrick Whitfield

Great, Lynn, certainly seems quite conservative.

With the understanding that the board will set return of capital philosophy later this year, could you speak to your general thoughts on capital allocation between the base variable and share repurchase components?

Lynn Peterson

Well, again, maybe I’ll let Danny go, because they’ve been more on the aggressive side of the return of capital. And so, I’ll let Danny take first shot at that, please.

Danny Brown

Yes. So, I think a meaningful base dividend for the combined company is going to be an important element for us. And so, you’ve seen our commentary on that. As we think about the 60% of free cash flow, the thought I believe that the combined organization will take, again, to your point, subject to the board, will be to use a combination of variable dividends and share repurchases.

And we think there’s room for both of those items in a return of capital strategy. And in certain instances, we may lean harder one way or the other, but I think you’ll see us, the combined company, likely use both as we move forward. But again, that’ll be a decision that the pro forma board makes.

Derrick Whitfield

Great. Congratulations again on the transaction and thanks for your time.

Lynn Peterson

Thanks, Derrick.

Operator

The next question comes from David Deckelbaum from Cowen. Please go ahead.

David Deckelbaum

Congratulations, Danny, Lynn, Michael. Thanks for the time. I did want to just follow up one. Is there an obvious value that you see accreting from the midstream side in this transaction? Could you articulate any of that?

Lynn Peterson

Yes, David, I’m not going to put you off, but I think it’s a little bit too early until we kind of put the two teams together. We’ve been pretty careful from a midstream perspective here, so I think we’ve got a lot of work to do in the next 6 to 12 months in that regard.

Danny, I don’t know if you want to take a different approach on that question.

Danny Brown

No, I think that’s fair.

David Deckelbaum

Right, fair enough. Figured I’d try. And then my second question, you guys highlighted—.

Lynn Peterson

—I know you well enough, David, so—.

David Deckelbaum

—Obviously, this does improve the credit profile. I think you highlighted with this deal that you would have a decade of inventory. I think that generates an attractive return at $60.00 a barrel. I guess should we be thinking about you managing towards a decade of inventory at $60.00? Do you view yourselves as under levered on a pro forma basis?

Lynn Peterson

Well, again, I guess today we really don’t have any leverage to speak of. So, I think we do have a wide opportunity here if we can find the right inventory. I think we’re both aware of our situation and where we want to be. So, again, I think that’s why we’re bringing the two companies together, to just strengthen our ability to move forward and create the size and scale and investor interest. So, I think this is really the first step in a series of steps that we’ve got to get done over the next several years, so we’re just beginning, from my perspective.

Danny Brown

Absolutely.

David Deckelbaum

Well, congrats on scaling up, guys, and congrats on getting the deal together. Thank you.

Lynn Peterson

Thanks, David.

Operator

Our next question comes from Noel Parks from Tuohy Brothers Investment Research. Please go ahead

Noel Parks

Good morning.

Lynn Peterson

Morning, Noel.

Noel Parks

Just had a couple questions. I was wondering, when you were just looking at the companies during this unusual time we’ve had with what’s going on in Europe and commodity prices and everything, when you’re looking at valuation, how did you look at various commodity pricing scenarios? And I’d just note that it seems that consensus estimates across the Street don’t have a lot of consistency around what people think prices are going to look like for the next couple years for your companies and also for the peers in general. So, just wondering what your thinking was on valuation as you were working on this, and also wondering if you can make any comment on sort of your view of a risk-reward going forward as we’re maybe embracing a higher commodity price.

Lynn Peterson

Well, I don’t know if I’ve ever seen a more volatile time with oil prices. I think when both these companies emerged from bankruptcy, we were in the 30’s. Today we’re at 125. And so, I think there’s been so many scenarios ran from a pricing standpoint.

Yes, you’re correct, consensus numbers are difficult to really get your arms around. But I think the teams, our bankers that worked with us, we’ve all looked at a lot of different avenues to go down here and kind of came back to the middle of the road where we ended up here. So, I wouldn’t even begin to predict where oil prices go. With what’s going on in the world, I think it’s certainly out of our control at this point.

Danny, you want to follow up with anything from your side?

Danny Brown

Yes. Well, the only thing that I would add to that is I think, sort of regardless of what price you’re thinking about, the combined organization is a better organization than either organization standalone. And so, really I think the benefit we gain by bringing these two companies together really stretches across a whole wide variety and range of prices.

Noel Parks

Fair enough. And I wanted to ask on the ESG side. In the basin, we’ve seen some action recently by a peer around carbon capture. And I wonder if you had any thoughts about carbon capture or, I don’t know, maybe even EOR regionally, and with the greater combined a free cash flow you’re going to have, if you have any sense of how you might dedicate some additional resources either there or on the midstream emissions side.

Lynn Peterson

Yes, maybe I’ll take the first shot. And again, Danny, feel free to jump in here. But I think we’re both aware of everything going on in the basin. I think both our boards, our management teams have a high level respect for ESG and what we’re trying to accomplish here. Some of these things are brand-new in the basin. EOR has been attempted in a couple places in the past. We’ll kind of see how these play out.

But I think we’ve got the talented team around us to stay on top of this and evaluate all the situations. And we certainly—if we’re not a first mover, we can be a quick second mover. So, I’m excited, what this combination brings and the talent that our teams bring together.

With that, Danny, feel free.

Danny Brown

Yes. No, I agree with Lynn’s comments. I think at the—both organizations recognize we need to be responsible stewards of the environment and operate in the best manner we can. And that’s going to include trying to build on best practices of both companies to continue to sort of minimize our environmental footprint. That’s what we should be doing and that’s what we have been doing, and we’re going to continue to be committed to that.

With respect to sort of new business lines or different ways to approach the basin, I think the pro forma company will get together and we’ll look at those things. And if there is great opportunities for us, those are things we may pursue. But we’re also great at producing oil and gas, and that’s our core business and that’s something we’re excited to be doing. And this company brings us together to do that, and we’re going to do it in a really responsible manner.

Noel Parks

Great. Thanks a lot.

Lynn Peterson

Thank you.

Operator

There are no more questions in the queue, and this concludes our question and answer session. I would like to turn the conference back over to Lynn Peterson for any closing remarks.

CONCLUSION

Lynn Peterson

Okay, thank you very much. I think this is a transaction that many of our investors have wanted for a number of years. I know Danny and I have talked a lot. We’re both excited about the opportunity the lies ahead. I think our board of directors are excited of what we have potentially down the road.

I think you’ve heard us say multiple times we’re stronger together than we are a standalone. I think you can think about a fist versus a finger, and we’re stronger if we’re one entity here. So, again, I think we’ve got the talent, and I want to thank staff on both sides. Frankly, they’ve been tremendous through this process.

And really, if you think back, going through the bankruptcy process, coming out of the bankruptcy process, there’s been a lot of challenges, a lot of stress to all of our staff during this time. I can’t thank them enough for the efforts they’ve done. And clearly, when we watched them the last few weeks as we worked through this, I think Danny would absolutely agree with me that the team has been fabulous, very professional, and I’m really excited to see what we can develop here as a team together.

So, with that, I’ll turn it back to Danny for final comments. And we want to thank all of our investors for your interest, and we look forward to working with you down the road.

Danny Brown

Thanks, Lynn. Yes, just a few closing comments from me. Echoing many of the comments that Lynn’s already made, I think this combination really creates a very, very exciting platform for our shareholders and really all of our stakeholders, including our employees. It’s going to be a great platform for a return of capital given our asset base. It’s going to be a fantastic platform to potentially pursue new opportunities if those new opportunities make sense. We’re going to continue to be really prudent with our capital investment as we go forward.

But this is a very exciting thing, a much stronger organization as a combined company than either organization was previously and should be an exciting new chapter for both companies. So, very excited to have this call and look forward to sharing more details as we move forward. Thanks, everyone, for joining the call.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the transactions contemplated by the Merger Agreement (the “Transactions”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Important Additional Information

In connection with the Transactions, Whiting and Oasis intend to file materials with the Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4 of Oasis (the “Registration Statement”) that will include a joint proxy statement/prospectus of Whiting and Oasis. After the Registration Statement is declared effective by the SEC, Whiting and Oasis intend to mail a definitive proxy statement/prospectus to the shareholders of Whiting and the shareholders of Oasis. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Whiting or Oasis may file with the SEC and send to Whiting’s shareholders and/or Oasis’ shareholders in connection with the Transactions. INVESTORS AND SECURITY HOLDERS OF WHITING AND OASIS ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY WHITING AND OASIS WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WHITING, OASIS, THE TRANSACTIONS, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Whiting and Oasis with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Whiting will be available free of charge from Whiting’s website at www.whiting.com under the “Investor Relations” tab or by contacting Whiting’s Investor Relations Department at (303) 837-1661 or BrandonD@whiting.com. Copies of documents filed with the SEC by Oasis will be available free of charge from Oasis’ website at www.oasispetroleum.com under the “Investor Relations” tab or by contacting Oasis’ Investor Relations Department at (281) 404-9600 or ir@oasispetroleum.com.

Participants in the Solicitation

Whiting, Oasis and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Whiting’s shareholders and Oasis’ shareholders in connection with the transaction. Information regarding the executive officers and directors of Oasis is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on March 18, 2021. Information regarding the executive officers and directors of Whiting is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on March 29, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement, joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements and Cautionary Statements

Certain statements in this communication concerning the transaction, including any statements regarding the expected timetable for completing the transaction, the results, effects, benefits and synergies of the transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Whiting’s or Oasis’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,”

“anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding Whiting’s and Oasis’ plans and expectations with respect to the transaction and the anticipated impact of the transaction on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Whiting may not approve the merger agreement or shareholders of Oasis may not approve the issuance of new shares of Oasis common stock in the transaction; the risk that a condition to closing of the transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Whiting and Oasis; the effects of the business combination of Whiting and Oasis, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Whiting’s Annual Report on Form 10-K for the year ended December 31, 2021, as amended by Amendment No. 1 thereto, which is on file with the SEC and available from Whiting’s website at www.whiting.com under the “Investor Relations” tab, and in other documents Whiting files with the SEC; and in Oasis’ Annual Report on Form 10-K for the year ended December 31, 2021, which is on file with the SEC and available from Oasis’ website at www.oasispetroleum.com under the “Investor Relations” tab, and in other documents Oasis files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Whiting nor Oasis assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.